Item 3
ICICI Limited

Audited results of ICICI Bank Limited (subsidiary of ICICI Limited) for the financial year ended March 31 2000 as per Indian GAAP.

                                                                                         (Rupees in crores)
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Sl. No.                   Particulars                       Fourth Quarter ended                  Year ended
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                                                    March 31, 2000   March 31, 1999   March 31, 2000   March 31, 1999
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

1.       Interest income                                  259.79           166.32          852.87           544.05
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2.       Other income                                      89.91            22.36          194.05            89.03
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3.       Total income                                     349.70           188.68        1,046.92           633.08
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4.       Interest expenditure                             186.17           128.58          666.95           425.51
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5.       Other expenditure                                 57.04            21.84          128.52            65.44
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6.       Total expenditure                                243.21           150.42          795.47           490.95
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7.       Gross Profit before depreciation,
         provisions and contingencies                     106.49            38.26          251.45           142.13
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8.       Depreciation on fixed assets                      10.45             4.90           24.79            17.53
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9.       Profit before provisions and contingencies        96.04            33.36          226.66           124.60
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10.      Provision for depreciation on investments         26.26          (10.24)           12.84           (4.84)
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11.      Other provisions and contingencies
         including taxes                                   36.84            24.34          108.52            66.08
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12.      Profit after tax [9 - (10+11) ]                   32.94            19.26          105.30            63.36
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13.      Paid up Equity Share Capital                     196.82           165.00          196.82           165.00
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14.      Reserves (excluding Revaluation Reserves)        952.69           143.33          952.69           143.33
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15.      Total deposits                                 9,866.02         6,072.94        9,866.02         6,072.94
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16.      Total advances (including Credit-like
           corporate debt instruments)                  5,030.96         3,387.60        5,030.96         3,387.60
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17.      Earnings Per Share (Weighted average - in
           Rupees)                                          1.99             1.17            6.38             3.84
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

Notes:

1. The Board of Directors have recommended a dividend of Rs. 1.50 per equity share on 16,50,00,700 equity shares of the face value of Rs. 10/- each (15 per cent) for the year ended March 31, 2000.

2. Pursuant to the international offering of 1,59,09,090 American Depository Shares (ADS) at USD 11 per ADS with underlying 2 equity shares, the Bank has allotted 3,18,18,180 shares of Rs. 10/- each on March 31, 2000. Consequently, capital adequacy ratio as on March 31, 2000 has improved to
     19.64 per cent (11.06 per cent as on March 31, 1999). The additional equity shares represented by ADSs are pari passu with the existing equity shares save and except that they would be entitled to full dividends for fiscal 2001 onwards and would not be entitled for any dividend for the current financial year ended March 31, 2000.

3. The Bank has amortised ADS issue expenditure over three years and accordingly included Rs. 9.90 crores towards issue expenditure in 1999-2000.

4. Net Non Performing Assets (NPAs) on advances (including credit like corporate debt instruments) is 1.14 per cent (1.80 per cent as on March 31, 1999).

5. The Bank did not face any Year 2000 related problem during the switch over to January 1, 2000 or thereafter.

6. The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on April 24, 2000.

April  24, 2000

END